SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         Reynolds, Smith and Hills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         David K. Robertson                           William B. Marianes
         Chief Financial Officer                      Troutman Sanders L.L.P.
         4651 Salisbury Road                          600 Peachtree Street,N.E.
         Jacksonville, Florida  32256                 Suite 5200
         (904) 296-2000                               Atlanta, Georgia  30308
                                                      (404) 885-3000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications

                                October 29, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         +The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Dale A. Barnes

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            9,316 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            9,316 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              9,316 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   2.02%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               John J. Bottaro

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            2,154 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            2,154 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              2,154 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.47%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               David E. Clavier

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            89 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            89 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              89 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   .02%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Darold F. Cole

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                           26,926 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           26,926 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             26,926 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   5.83%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Joseph N. Debs

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            9,280 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            9,280 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              9,280 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   2.01%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Lawrence D. Ellis

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            129 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            129 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              129 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.03%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Leerie T. Jenkins, Jr.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            73,007 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           73,007 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             73,007 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  15.80%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               J. Ronald Ratliff

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                           38,127 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           38,127 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             38,127 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   8.25%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Brian P. Reed

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            3,342 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            3,342 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              3,342 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.72%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               David K. Robertson

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                           30,256 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           30,256 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             30,256 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   6.55%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

Item 1.  Security and Issuer.

         The title of the class of securities to which this Schedule 13D relates is common stock, par value $0.01 per share ("Common Stock"), of Reynolds, Smith and Hills, Inc., a Florida corporation ("RS&H" or the "Company"). The principal executive offices of the Company are located at 4651 Salisbury Road, Jacksonville, Florida 32256.


Item 2.  Identity and Background.

         This statement is filed by and on behalf of a group consisting of the following 10 individuals, who are all officers of the Company. The members of the group are referred to collectively as the "Reporting Persons." Set forth below is the name, position and present principal occupation of each of the Reporting Persons. Except as otherwise indicated, (i) the business address of each of such persons is 4651 Salisbury Road, Jacksonville, Florida 32256, (ii) each of such persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, (iii) during the last five years, each of such persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and (iv) each of such persons is a citizen of the United States.



Name                                Present Principal Occupation with RS&H

Dale A. Barnes......................Operating Program Director
John J. Bottaro.....................Senior Vice President
David E. Clavier....................Senior Vice President
Darold F. Cole......................Senior Vice President and Director
Joseph N. Debs......................Senior Vice President
Lawrence D. Ellis...................Senior Vice President
Leerie T. Jenkins, Jr...............Chief Executive Officer and Chairman
J. Ronald Ratliff...................Executive Vice President and Director
Brian P. Reed.......................Senior Vice President
David K. Robertson..................Secretary, Treasurer,
                                    Executive Vice President,
                                    Chief Financial Officer,
                                    Chief Operating Officer and Director

Item 3.  Source and Amount of Funds or Other Consideration

         The obligation to file this Schedule 13D was triggered by the formation of a group (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934) by the Reporting Persons for the purpose of acquiring additional shares of Common Stock from third parties. On October 29, 1999, each of the Reporting Persons agreed to act as a group in the acquisition of these shares of Common Stock and to distribute the shares pro rata among all Reporting Persons. The financing of these acquisitions will be provided by the Company through loans of up to $10,000 in principal amount to each of the Reporting Persons pursuant to a promissory note executed by such Reporting Person (the "Promissory Note"). The interest rate for each Promissory Note will be the applicable minimum federal rate at the time of disbursement. The term of each Promissory Note will be six years with interest only to be paid the first year and principal to be paid over the remaining five year period, both in equal bi-weekly installments. At the option of the Reporting Persons, payments of interest and principal may be made through payroll deductions of the Reporting Persons so long as such individual is an employee of the Company. The only recourse the Company will have against the Reporting Persons for repayment of each of the Promissory Notes will be the shares of Common Stock purchased with the proceeds of the Promissory Note pursuant to a pledge agreement entered into between the Company and each of the Reporting Persons (the "Pledge Agreement"). Copies of the Form of Promissory Note and Form of Pledge Agreement are filed as Exhibits 1 and 2 to this Schedule 13D and are incorporated herein by this reference.



Item 4.  Purpose of Transaction.

         As described in Item 3 herein, the purpose of the formation of the group is the acquisition by the Reporting Persons of additional shares of the Company's Common Stock. The Reporting Persons have acquired the shares for investment purposes. The Reporting Persons do not currently have any plan or proposal which would relate to or result in:

         a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
         b) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries,
         c) any material change in the present capitalization or dividend policy of the Company,
         d) any other material change in the Company's business or corporate structure,
         e)    any change in the present board of directors or management, or
         f)    any action similar to those listed above.

However, the Reporting Persons are currently considering plans and proposals, on a preliminary basis, which may relate to or result in one or more of the foregoing events, and are engaged in preliminary discussions with third parties regarding such plans and proposals. Should they deem it to be in the best interests of the Company or its shareholders, the Reporting Persons may adopt plans or proposals currently under consideration, may consider similar plans or proposals in the future, and may engage in preliminary discussions with third parties regarding similar plans or proposals in the future.

         Except as described above, and except for the expectations that each of the Reporting Persons may from time to time sell the Company's Common Stock, purchase shares of the Company's Common Stock through the Company's 401(k) Plan and the exercise of stock options granted to the Reporting Persons, and receive the Company's Common Stock pursuant to the Company's stock bonus plans (depending upon market conditions, need for funds, and other factors personal to each Reporting Person), none of the Reporting Persons has any present plans or proposals with respect to the Company that relate to or could result in the occurrence of any of the following events:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)   An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)   Changes  in  the  Company's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)   Any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer.

         (a)(b) The beneficial ownership of the Company's Common Stock of each of the Reporting Persons as of September 30, 1999 and based upon information provided by the Company is set forth in the table below. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares of Common Stock indicated in the table below.

--------------------------------------------------------------------------------
         Name of                Number of Shares
         Reporting Person      Beneficially Owned    Percentage
--------------------------------------------------------------------------------
         Dale A. Barnes             9,316               2.02%
--------------------------------------------------------------------------------
         John J. Bottaro            2,154               0.47
--------------------------------------------------------------------------------
         David E. Clavier              89               0.02
--------------------------------------------------------------------------------
         Darold F. Cole            26,926               5.83
--------------------------------------------------------------------------------
         Joseph N. Debs             9,280               2.01
--------------------------------------------------------------------------------
         Lawrence D. Ellis            129               0.03
--------------------------------------------------------------------------------
         Leerie T. Jenkins, Jr.    73,007              15.80
--------------------------------------------------------------------------------
         J. Ronald Ratliff         38,127               8.25
--------------------------------------------------------------------------------
         Brian P. Reed              3,342               0.72
--------------------------------------------------------------------------------
         David K. Robertson        30,256               6.55
--------------------------------------------------------------------------------

         (c) The following Reporting Persons have effected a transaction in the Common Stock of the Company through the purchase of such stock on September 30, 1999 pursuant to the Company's 401(k) Plan:

--------------------------------------------------------------------------------
           Reporting Persons         Number of Shares        Price Per Share
--------------------------------------------------------------------------------
           David E. Clavier                 89                        $15.00
--------------------------------------------------------------------------------
           Lawrence D. Ellis                34                        $15.00
--------------------------------------------------------------------------------
           Leerie T. Jenkins, Jr.          141                        $15.00
--------------------------------------------------------------------------------
           David K. Robertson               94                        $15.00
--------------------------------------------------------------------------------


         (d)      Inapplicable.

         (e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 4 herein, the Company has entered into a Promissory Note and a Pledge Agreement with each of the Reporting Persons with respect to the purchase of shares of Common Stock of the Company. Copies of the Form of Promissory Note and Form of Pledge Agreement are filed as Exhibits 1 and 2 to this Schedule 13D and are incorporated herein by this reference.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by this reference.


Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Form of Promissory Note dated November 8, 1999 between the Company and each of the Reporting Persons.

         2. Form of Pledge Agreement dated November 8, 1999 between the Company and each of the Reporting Persons.

         3. Joint Filing Agreement dated November 8, 1999 among the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 1999

                                                By:  /s/Dale A. Barnes
                                                ----------------------
                                                       Dale A. Barnes

                                                By:  /s/John J. Bottaro
                                                -----------------------
                                                        John J. Bottaro

                                                By:  /s/David E. Clavier
                                                ------------------------
                                                        David E. Clavier

                                                By:  /s/Darold F. Cole
                                                ----------------------
                                                        Darold F. Cole

                                                By:  /s/Joseph N. Debs
                                                ----------------------
                                                        Joseph N. Debs

                                                By:  /s/Lawrence D. Ellis
                                                -------------------------
                                                       Lawrence D. Ellis

                                                By:  /s/Leerie T. Jenkins, Jr.
                                                ------------------------------
                                                        Leerie T. Jenkins, Jr.

                                                By:  /s/J. Ronald Ratliff
                                                -------------------------
                                                       J. Ronald Ratliff

                                                By:  /s/Brian P. Reed
                                                ---------------------
                                                        Brian P. Reed

                                                By:  /s/David K. Robertson
                                                --------------------------
                                                        David K. Robertson

                                  EXHIBIT INDEX



         1. Form of Promissory Note dated November 8, 1999 between the Company and each of the Reporting Persons.

         2. Form of Pledge Agreement dated November 8, 1999 between the Company and each of the Reporting Persons.

         3. Joint Filing Agreement dated November 8, 1999 among the Reporting Persons.

                                                                       EXHIBIT 1

                             FORM OF PROMISSORY NOTE


                                 PROMISSORY NOTE

$10,000.00                                                 Jacksonville, Florida
                                                              November ___, 1999


         FOR VALUE RECEIVED, the undersigned, _____________________, a Florida resident ("Maker"), promises to pay to the order of REYNOLDS, SMITH AND HILLS, INC., a Florida corporation (together with any subsequent holder or transferee hereof, "Holder"), at 4651 Salisbury Road, Jacksonville, Florida 32256, or at such other address as Holder shall hereafter from time to time designate to Maker in writing, the principal sum of up to Ten Thousand and 00/100 DOLLARS ($10,000.00), with amounts to be distributed to Maker from time to time (each such distribution to be the "Principal"), together with accrued interest ("Interest") on such Principal equal to the prime rate published in the "Money Rates" table of The Wall Street Journal on the date of such distribution.

         Subject to the other provisions hereof, Interest shall be due and payable on the Principal in one hundred fifty-six (156) equal bi-weekly installments beginning one month after the date of distribution of any Principal. Principal shall be due and payable in one hundred thirty (130) equal bi-weekly installments beginning one year after the date of distribution of Principal. Maker hereby specifically agrees that any amount due hereunder, may be withheld by Holder from any compensation, salary or other payments which become due and owing from Holder to Maker from time to time. Any payment of Principal not paid to Holder when due as set forth herein shall bear interest in addition to that stated above, until paid, at the rate equal to the lesser of
(i) the highest rate permitted by applicable law; or (ii) five percent (5%) per annum.

         As collateral security for the repayment of all sums due under this Note, Maker has pledged all shares of common stock of Holder purchased by Maker with the proceeds of this Note (the "Shares") pursuant to that certain Stock Pledge Agreement of even date herewith between Maker and Holder, which is attached hereto as Schedule 1 and incorporated herein by reference (the "Pledge Agreement"). Any failure of Maker to make any payment hereunder within ten (10) days after the date it is due, or any other "Event of Default" as defined in and pursuant to the Pledge Agreement by Maker, shall constitute an "Event of Default" by Maker hereunder.

         Upon the occurrence of an Event of Default pursuant hereto by Maker or the voluntary or involuntary termination of Maker's employment with Holder, Holder shall be entitled to seek and obtain all available rights, remedies and damages, whether existing at law, in equity or pursuant to this Note, including, without limitation, the acceleration and payment of all unpaid Principal and accrued Interest due hereunder, and such amounts may be withheld from any salary, compensation or other payments due from Holder (the "Compensation Offset"). Notwithstanding anything herein to the contrary, following an Event of Default by Maker hereunder, Maker shall have no personal liability to Holder for any sums due pursuant to this Note beyond the Compensation Offset and Holder's right to foreclose its security interest on the Shares subject to the Pledge Agreement.

         The Company will maintain all records as to the amounts of Principal disbursed to Maker and the applicable Interest rates thereon, and such records shall be deemed prima facie evidence of the amount due under this Note.

         Maker shall be entitled, at any time and from time to time, without the consent of Holder and without paying any penalty or premium therefor, to prepay all or any portion or portions of the outstanding Principal and accrued Interest due pursuant hereto.

         Time is of the essence of this Note, and in the event this Note is collected by law or through an attorney at law, Maker agrees to pay all attorneys' fees and costs of collection. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

         No delay or omission on the part of Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. A waiver of any right or remedy on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion.

         IN WITNESS WHEREOF, the undersigned Maker has executed this Note under seal as of the day and year first above written.


                                                         "Maker"



                                                                          (SEAL)

                                                        -----------------------


                                                         ----------------------
                                                         Print Name

                              STOCK POWER

                  FOR  VALUE  RECEIVED,  ________________________  does
         hereby sell, assign and transfer unto Reynolds, Smith and Hills, Inc. (the "Company") ________ (____) shares (the "Shares") of the common stock, par value $0.01 per share, of the Company, standing in the undersigned's name on the books of the Company represented by Certificate No. ___ herewith, and does hereby irrevocably constitute and appoint Troutman Sanders, L.L.P. attorney to transfer the Shares on the books of the Company with full power of substitution in the premises.

         Dated:___________        ___________________________________
                                  Name:

                                                                       EXHIBIT 2

                            FORM OF PLEDGE AGREEMENT


                             STOCK PLEDGE AGREEMENT
                             ----------------------


         THIS STOCK PLEDGE AGREEMENT (the "Agreement") is made and entered into as of the ___ day of ________, 1999, by and between _____________________, a
Florida resident ("Pledgor"), and REYNOLDS, SMITH AND HILLS, INC., a Florida corporation (the "Company").

                              W I T N E S S E T H:
                              --------------------

         WHEREAS, Pledgor owns ___________ (____) shares (the "Shares") of the common stock of the Company represented by certificate number ________ (the "Certificate") purchased with the proceeds of that certain Promissory Note of even date herewith made by Pledgor payable to the order of the Company in the principal amount of ____________ and 00/100 Dollars ($_____.00) (the "Note); and

         WHEREAS, Pledgor desires to pledge the Shares, and the Company has agreed to accept Pledgor's pledge of the Shares, as collateral and security for certain obligations owed by Pledgor to the Company under the Note and this Agreement;

         NOW, THEREFORE, FOR AND IN CONSIDERATION of the premises, the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1. Obligations Secured. Pledgor's pledge of the Shares to the Company pursuant hereto shall secure the following obligations of Pledgor (collectively, the "Obligations"): (a) all of Pledgor's agreements and obligations set forth in this Agreement; and (b) the full and timely payment of all sums due under the Note.

         2. Creation of Security Interest. Pledgor hereby transfers, assigns, conveys and grants to the Company a first priority, purchase money security interest in the Shares, and herewith deposits and pledges the Certificate representing the Shares with and to the Company as collateral and security for the full and timely performance of the Obligations. Pledgor also herewith deposits with the Company an executed, undated blank stock power (the "Stock Power") with respect to the Shares, which shall also be held by the Company as collateral and security for the satisfaction of the Obligations.

         3. Representations and Warranties of Pledgor. Pledgor hereby represents and warrants to the Company that, as of the date hereof and at all times during the term of this Agreement, except as set forth herein, Pledgor has not made and will not make any other pledges, assignments, hypothecations, grants of security interests or transfers of any of the Shares or the Certificate.

         4.  Event of Default.

         (a) A "Default" shall mean the occurrence of any one (1) or more of the following:

                  (i) any failure by Pledgor to timely comply with or otherwise pay or perform any of the Obligations;

                  (ii) the insolvency of Pledgor or the entry of a decree or order for relief by a court having jurisdiction over Pledgor in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of thirty (30) consecutive days; or

                  (iii) the commencement by Pledgor of a voluntary case under the federal bankruptcy laws, as now constituted or hereafter amended, or any other applicable federal or state bankruptcy, insolvency or other similar law.

         (b) An "Event of Default" shall be mean either: (i) the occurrence of an "Event of Default" as defined in the Note; or (ii) the failure of Pledgor to cure any other Default within ten (10) days after the date Pledgor receives written notice thereof from the Company.

         (c) Upon the occurrence of an Event of Default or the voluntary or involuntary termination of Pledgor's employment with the Company, in addition to those rights and remedies available at law, in equity, granted herein or in any other agreement now or hereafter in effect between Pledgor and the Company, the Company's rights and remedies with respect to the Shares shall, in all respects, events and contingencies, be those of a secured party under the Uniform Commercial Code, as the same may from time to time be in effect, and under any other applicable law. In addition, the Company shall be permitted to withhold any amounts necessary from Pledgor's compensation, salary or other sums payable from the Company to satisfy the Note or any Default, and the Company is permitted to use the Stock Power to effectuate the immediate transfer of the Shares to the Company following any Event of Default.

         (d) Pledgor agrees that any notice by the Company of any sale, disposition or other intended action hereunder or in connection herewith, whether required by the Uniform Commercial Code or otherwise, shall constitute reasonable notice to Pledgor if such notice is personally delivered or mailed by regular or certified mail, postage prepaid, at least ten (10) days prior to such action, to any known address of Pledgor or to any address which Pledgor has specified in writing to the Company as the address to which notices hereunder shall be given to Pledgor.

         (e) Pledgor agrees to pay all reasonable costs and expenses (including, without limitation, all court costs and attorneys' fees) paid or incurred by the Company in exercising any of his rights or remedies under this Agreement, in realizing upon the Shares or in enforcing Pledgor's payment or performance of the Obligations.

         5. Voting; Dividends. Unless and until a Default has occurred, Pledgor shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Shares, and Pledgor shall be entitled to receive and retain any dividends paid on the Shares.

         6. No Waiver by the Company. The Company shall not be deemed to have waived any of its rights or remedies arising hereunder, pursuant to applicable law or otherwise unless such waiver shall be contained in a writing executed by the Company. No delay on the part of the Company in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right hereunder preclude any other or further exercise thereof or the exercise of any other power or right.

         7. Term. This Agreement shall remain in full force and effect until all sums due pursuant to the Note have been paid in full and all of the Obligations have been satisfied, at which time both this Agreement and the pledge of the Shares pursuant hereto shall terminate and the Company shall return the Certificate and the Stock Power to Pledgor.

         8. Miscellaneous. This Agreement: (a) together with the Note, contains the entire agreement between the parties hereto concerning the subject matter hereof, and supersedes and replaces all prior contrary negotiations and contrary oral or written agreements; (b) may not be modified or amended except through a writing signed by both the Company and Pledgor; (c) shall be governed by and construed in accordance with the laws of the State of Florida; (d) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement;
(e) is not assignable by either party hereto without the prior written consent of the other party; and (f) is binding on the parties hereto and their respective heirs, beneficiaries, successors and permitted assigns.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the day and year first above written.

                                                "Pledgor"


                                                 _______________________ (SEAL)


                                                 Reynolds, Smith and Hills, Inc.


                                                 By:  _________________________
                                                 Its: _________________________


                                [CORPORATE SEAL]

                                                                       EXHIBIT 3

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent he or she knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  November 8, 1999

                                               By:  /s/Dale A. Barnes
                                               ----------------------
                                                       Dale A. Barnes

                                               By:  /s/John J. Bottaro
                                               ----------------------
                                                       John J. Bottaro

                                               By:  /s/David E. Clavier
                                               ------------------------
                                                       David E. Clavier

                                               By:  /s/Darold F. Cole
                                               ----------------------
                                                       Darold F. Cole

                                               By:  /s/Joseph N. Debs
                                               ----------------------
                                                       Joseph N. Debs

                                               By:  /s/Lawrence D. Ellis
                                               -------------------------
                                                       Lawrence D. Ellis

                                                By:  /s/Leerie T. Jenkins, Jr.
                                               -------------------------------
                                                        Leerie T. Jenkins, Jr.

                                               By:  /s/J. Ronald Ratliff
                                               -------------------------
                                                       J. Ronald Ratliff

                                               By:  /s/Brian P. Reed
                                               ---------------------
                                                       Brian P. Reed

                                               By:  /s/David K. Robertson
                                               --------------------------
                                                       David K. Robertson